UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0697
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Form SD

SPECIALIZED DISCLOSURE REPORT

EXTREME NETWORKS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-25711	77-0430270
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

145 Rio Robles San Jose, California		95134
(Address of principal executive offices)		(Zip Code)

Allison Amadia (408) 579-2800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
[x] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure
RCOI Determination
Extreme Networks, Inc. (“Extreme Networks”) is diligently attempting to determine the country of origin of Tungsten, Tantalum, Tin and Gold (“3TG minerals”) used in its products. However, since this is the first year of this new requirement, Extreme Networks has yet to be able to determine the country of origin of all 3TG minerals used in its products. Where Extreme Networks has been able to determine the country of origin of the 3TG minerals, Extreme Networks has not found suppliers who are purchasing conflicts minerals from the DRC and other associated countries.

Description of method
As background, Extreme Networks manufacturers its computer networking products through contracts with third party manufacturers located around the world. These third party manufacturers select the components and materials through their own design and procurement organizations for the manufacture of Extreme Networks products consistent with the design requirements and specifications provided to them by Extreme Networks.

In 2013 and in light of the requirements of Rule 13p-1 under the Securities Exchange Act of 1934, Extreme Networks requested, and continues to request, that its third party manufacturers investigate the source of their use of 3TG minerals for Extreme Networks products and then develop an auditable chain of custody for such 3TG minerals necessary for the manufacturing of Extreme Networks products.

In addition to initially investigating the source of 3TG minerals, Extreme Networks is requiring its suppliers to establish an ongoing process to continue to determine the country of origin of any 3TG Minerals and provide conflict mineral sourcing information to Extreme Networks on an annual basis in accordance with Extreme Networks’ environmental standards and the Extreme Networks Conflict Minerals Policy. See the Conflict Minerals Report of Extreme Networks, Inc. for more details. A copy of Extreme Network's Conflict Minerals Report is filed as Exhibit 2.01 hereto and is publicly available at http://investor.extremenetworks.com.

Except for the historical and factual information contained herein, the matters set forth herein contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date of this Form SD. Because such statements deal with future events, they are subject to risks and uncertainties, including that actual results may differ from further investigations of 3TG Minerals from different environments located throughout the world and any other material future risks related to this process, including but not limited risks that certain suppliers may not complete the questionnaire process, provide incomplete or inaccurate information, or diligently pursue investigations of the source of 3TG Minerals. In addition, although Extreme Networks was not required by law to report on the 3TG Minerals contained in the products of a company it recently acquired, Enterasys Networks, Inc., during this reporting period, Extreme Networks may encounter unforeseen difficulties in investigating Enterasys Networks’ products.

Extreme Networks undertakes no obligation to update any forward-looking information in this Form SD except as required by law.

Item 1.02 Exhibit
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form - see attached.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EXTREME NETWORKS, INC.

By:	/s/ ALLISON AMADIA	Date:	May 29, 2014
Allison Amadia
Vice President, General Counsel, and Corporate Secretary